April 15, 2025

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Globavend Holdings Limited

Draft Registration Statement on Form F-1

Confidentially Submitted on April 15, 2025

CIK No. 0001978527

Ladies and Gentleman:

On behalf of our client, Globavend Holdings Limited (the “Company”), we are submitting a draft Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “SEC”) for confidential non-public review pursuant to the procedures of the SEC. The Registration Statement submitted herewith relates to the follow-on registered offering of the Company’s units and pre-funded units.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least two (2) business days prior to the requested effective time and date of the Registration Statement requested by the Company pursuant to Rule 461 under the Securities Act of 1933, as amended.

Please do not hesitate to contact me by telephone at (603) 425-3210 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Aaron M. Schleicher
Aaron M. Schleicher
Sullivan & Worcester LLP

cc: (via email)

Mr. Wai Yiu Yau, Chief Executive Officer and Chairman, Globavend Holdings Limited